SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI TO DEMO HOMELAND SECURITY SOLUTIONS AT CTST
SHOW IN WASHINGTON D.C. APRIL 26-29

Smart ID Products to be Displayed Include Electronic Passports; Border Entry-Exit Control Systems and More
Ohad Bashan: VP Global Marketing Presents on Wednesday April 28

Cupertino, CA –April 20, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, announced today that it will be presenting at the CardTech/SecurTech Annual Conference and Exhibition on April 26-29 at the Washington D.C. Convention Center.

In Booth #237, OTI will demonstrate its range of smart card solutions with special focus on homeland security and credentialing product lines, including: electronic passports with biometrics complying with international standards, border exit – entry control systems, registered airline travelers security systems, national biometrics-based credentialing and identification cards and MediSmart , OTI’s medical card solution.

Ohad Bashan, VP of Global Marketing and President of OTI America will be presenting on Wednesday, April 28 at 2:30 PM on “Combining Payment and Loyalty in Fueling Environment.”

OTI will also show its micropayments solution with contactless credit cards, and mass transit payment systems and the EasyFuel petroleum payment solution.

To arrange for demonstrations and schedule interviews, contact Galit Mendelson, Director of Corporate Communications at 212-421-0333 or galit@otiglobal.com

OTI further reported that it expects its first quarter 2004 revenues to between $4.7 million and $5.1 million, reflecting revenue seasonality.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, micropayments, mass transit ticketing, parking, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel. For information on OTI: www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Agency Contacts:

Galit Mendelson	Paul Holm and Janet Ekstract
Director of Corporate Communication	PortfolioPR
212-421-0333	212-736-9224
Galit@otiglobal.com	pholm@portfoliopr.com / jekstract@portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: April 20, 2004